SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CBL & Associates Properties, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

124830878
(CUSIP Number)
Canyon Partners, LLC 2728 North Harwood Street, 2nd Floor Dallas, Texas 75201 (214) 253-6000 Attention: Jonathan M. Kaplan
with a copy to: Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4312
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Canyon Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,674,163*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,674,163*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,674,163*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%*
14	TYPE OF REPORTING PERSON IA

*            Includes (i) 4,396,411 shares of common stock, $0.001 par value per share (the “Common Stock”), of CBL & Associates Properties, Inc. (the “Issuer”) beneficially owned by the Reporting Persons and (ii) 3,277,752 shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes (as defined in Item 3 of this Schedule 13D). Exchangeable Notes may be exchanged at any time prior to maturity. At its election, the New Notes Issuer (as defined in Item 3 of this Schedule 13D) may consummate the exchange in cash, Common Stock or a combination thereof. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days. The Reporting Persons have included in this Schedule 13D the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes, even though ownership of such Exchangeable Notes does not constitute beneficial ownership of Common Stock under Rule 13d-3 under the Securities Exchange Act of 1934 because the Reporting Persons do not have the right to require the Issuer (which may consummate the exchange in cash, Common Stock or a combination thereof) to exchange the Exchangeable Notes for shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes. If the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes were not included in this Schedule 13D, the Reporting Persons’ beneficial ownership of Common Stock would represent 22.0% of the total number of shares of Common Stock outstanding.

1	NAME OF REPORTING PERSON Mitchell R. Julis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,674,163*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,674,163*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,674,163*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%*
14	TYPE OF REPORTING PERSON IN

*            Includes (i) 4,396,411 shares of Common Stock beneficially owned by the Reporting Persons and (ii) 3,277,752 shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes. Exchangeable Notes may be exchanged at any time prior to maturity. At its election, the New Notes Issuer may consummate the exchange in cash, Common Stock or a combination thereof. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days. The Reporting Persons have included in this Schedule 13D the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes, even though ownership of such Exchangeable Notes does not constitute beneficial ownership of Common Stock under Rule 13d-3 under the Securities Exchange Act of 1934 because the Reporting Persons do not have the right to require the Issuer (which may consummate the exchange in cash, Common Stock or a combination thereof) to exchange the Exchangeable Notes for shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes. If the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes were not included in this Schedule 13D, the Reporting Persons’ beneficial ownership of Common Stock would represent 22.0% of the total number of shares of Common Stock outstanding.

1	NAME OF REPORTING PERSON Joshua S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,674,163*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,674,163*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,674,163*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%*
14	TYPE OF REPORTING PERSON IN

*            Includes (i) 4,396,411 shares of Common Stock beneficially owned by the Reporting Persons and (ii) 3,277,752 shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes. Exchangeable Notes may be exchanged at any time prior to maturity. At its election, the New Notes Issuer may consummate the exchange in cash, Common Stock or a combination thereof. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days. The Reporting Persons have included in this Schedule 13D the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes, even though ownership of such Exchangeable Notes does not constitute beneficial ownership of Common Stock under Rule 13d-3 under the Securities Exchange Act of 1934 because the Reporting Persons do not have the right to require the Issuer (which may consummate the exchange in cash, Common Stock or a combination thereof) to exchange the Exchangeable Notes for shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes. If the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes were not included in this Schedule 13D, the Reporting Persons’ beneficial ownership of Common Stock would represent 22.0% of the total number of shares of Common Stock outstanding.

1	NAME OF REPORTING PERSON Jonathan M. Heller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,674,163*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,674,163*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,674,163*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%*
14	TYPE OF REPORTING PERSON IN

*            Includes (i) 4,396,411 shares of Common Stock beneficially owned by the Reporting Persons and (ii) 3,277,752 shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes. Exchangeable Notes may be exchanged at any time prior to maturity. At its election, the New Notes Issuer may consummate the exchange in cash, Common Stock or a combination thereof. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days. The Reporting Persons have included in this Schedule 13D the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes, even though ownership of such Exchangeable Notes does not constitute beneficial ownership of Common Stock under Rule 13d-3 under the Securities Exchange Act of 1934 because the Reporting Persons do not have the right to require the Issuer (which may consummate the exchange in cash, Common Stock or a combination thereof) to exchange the Exchangeable Notes for shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes. If the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes were not included in this Schedule 13D, the Reporting Persons’ beneficial ownership of Common Stock would represent 22.0% of the total number of shares of Common Stock outstanding.

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of CBL & Associates Properties, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i) Canyon Capital Advisors LLC (“CCA”), with respect to the shares of Common Stock directly held by certain managed accounts with respect to which it acts as investment advisor, including Canyon-ASP Fund, L.P., Canyon Balanced Master Fund, Ltd., Canyon Distressed Opportunity Master Fund III, L.P., Canyon ESG Credit Master Fund, L.P., Canyon Distressed TX (A) LLC, Canyon Distressed TX (B) LLC, The Canyon Value Realization Master Fund, L.P., Canyon-EDOF (Master) L.P., Canyon-GRF Master Fund II, L.P., Canyon NZ-DOF Investing, L.P., EP Canyon Ltd. and Canyon Value Realization Fund, L.P. (collectively, the “Accounts”);

(ii) Mr. Mitchell R. Julis (“Mr. Julis”), with respect to the shares of Common Stock directly held by the Accounts;

(iii) Mr. Joshua S. Friedman (“Mr. Friedman”), with respect to the shares of Common Stock directly held by the Accounts; and

(iv) Mr. Jonathan M. Heller (“Mr. Heller”), with respect to the shares of Common Stock directly held by the Accounts.

Messrs. Julis and Friedman manage CCA and control entities which own 100% of CCA. Mr. Heller, as an employee of CCA, will have influence with respect to how the shares of the Issuer will be voted.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise. Each of Mr. Julis, Mr. Friedman and Mr. Heller expressly disclaims beneficial ownership of any of the securities held by the Accounts.

(b)

The address of the business office of CCA, Mr. Julis and Mr. Friedman is 2728 North Harwood Street, 2nd Floor, Dallas, Texas 75201. The address of the business office of Mr. Heller is 1370 Avenue of the Americas, 30th Floor, New York, New York 10019.

(c)	The principal business of each of the Reporting Persons is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CCA is a limited liability company organized under the laws of the state of Delaware. Each of Mr. Julis, Mr. Friedman and Mr. Heller is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 1, 2020, the Issuer and CBL & Associates Limited Partnership (the “Operating Partnership”), the majority-owned subsidiary of the Issuer, together with certain of its direct and indirect subsidiaries (collectively, the “Debtors”), filed voluntary petitions for relief (the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On August 11, 2021, the Bankruptcy Court entered an order confirming the Third Amended Joint Chapter 11 Plan of CBL & Associates Properties, Inc. and its Affiliated Debtors (With Technical Modifications) (the “Plan”).

At the time of the confirmation of the Plan, the Accounts held (a) senior unsecured notes (the “Notes”) issued under that certain indenture, dated as of November 23, 2013, by and among the Operating Partnership, as issuer, the Issuer, as limited guarantor, and Delaware Trust Company (as successor to U.S. Bank National Association), as trustee, and (b) revolving loans issued under that certain Credit Agreement, dated January 30, 2019, by and among the Operating Partnership, as borrower, Wells Fargo Bank, National Association, as administrative agent, the lenders party thereto and certain other parties specified therein (the “Credit Agreement”).

Pursuant to the Plan, and as a result of being (a) Notes claim holders (“Notes Claim Holders”) and (b) “Consenting Crossholders” (on account of their ownership of claims arising under the Credit Agreement and their status as Notes Claim Holders), on November 1, 2021, the effective date of the Plan (the “Effective Date”), the Accounts received their pro rata share of a combination of consideration consisting of: (i) cash; (ii) 4,396,411 shares of Common Stock and (iii) 10% Senior Secured Notes due 2029 (“New Senior Secured Notes”) issued by CBL & Associates HoldCo II, LLC (the “New Notes Issuer”), subject to the “Exchangeable Notes Election” (as discussed herein). Pursuant to the Plan, the Exchangeable Notes Election afforded each Consenting Crossholder and Notes Claim Holder entitled to receive New Senior Secured Notes, an election, at its option, on a dollar-for-dollar basis, to substitute its allocated share of the New Senior Secured Notes for secured exchangeable notes (“Exchangeable Notes”) issued by the New Notes Issuer. Exchangeable Notes may be exchanged by the holders thereof into Common Stock and have the terms described in Item 7 below. Each of the Accounts exercised its Exchangeable Notes Election to the maximum extent allowed under the Plan and received $33,624,396 aggregate principal amount of Exchangeable Notes pursuant to the Exchangeable Notes Election that may be exchanged for 2,017,463 shares of Common Stock.

In addition, pursuant to a commitment letter (the “Commitment Letter”), dated as of April 26, 2021, by and among the Issuer, the Operating Partnership and the other commitment parties thereto, on the Effective Date, certain of the Accounts purchased for cash $21,004,816 aggregate principal amount of Exchangeable Notes that may be exchanged into 1,260,289 shares of Common Stock.

As a result of the Exchangeable Notes Election and the purchase of Exchangeable Notes pursuant to the Commitment Letter, the Accounts together hold $54,629,212 aggregate principal amount of Exchangeable Notes that may be exchanged into 3,277,752 shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the Common Stock and Exchangeable Notes in connection with the Issuer’s restructuring related to its emergence from bankruptcy on the Effective Date, including the purchase of Exchangeable Notes pursuant to the Commitment Letter.

Pursuant to the recommendation of the Issuer’s management and effective October 15, 2021, the board of directors of the Issuer (the “Board”) appointed Mr. Heller to the Board as an additional director of the Issuer.  On November 1, 2021, Mr. Heller was named Chairman of the Board. In connection with Mr. Heller’s service as Chairman of the Board, he will receive customary director compensation from the Issuer.

The Reporting Persons may, from time to time, engage in discussions with members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners, acquirers or competitors, investment professionals, financing sources and other third parties regarding the foregoing and a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, management, organizational documents, ownership, capital or corporate structure, dividend policy, corporate governance, Board composition, management and Board incentive programs, strategic alternatives and transactions, in which the Reporting Persons may participate, as a means of enhancing shareholder value. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may contain customary standstill provisions. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, among other things, the foregoing matters and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in the public market or in privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer without affecting their beneficial ownership of shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock, which includes (i) 4,396,411 shares of Common Stock beneficially owned by the Reporting Persons and (ii) 3,277,752 shares of Common Stock that may be issuable upon exchange of Exchangeable Notes, and the percentage of the Common Stock beneficially owned by each of the Reporting Persons.

Exchangeable Notes may be exchanged at any time prior to maturity. At its election, the New Notes Issuer may consummate the exchange in cash, Common Stock or a combination thereof. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days. The Reporting Persons have included in this Schedule 13D the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes, even though ownership of such Exchangeable Notes does not constitute beneficial ownership of Common Stock under Rule 13d-3 under the Securities Exchange Act of 1934 because the Reporting Persons do not have the right to require the Issuer (which may consummate the exchange in cash, Common Stock or a combination thereof) to exchange the Exchangeable Notes for shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes.

The percentage reported in this Schedule 13D is calculated based upon 23,267,469 shares of Common Stock outstanding, which includes (i) the 19,989,717 shares of Common Stock outstanding as of November 1, 2021 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2021 and (ii) 3,277,752 shares of Common Stock that may be issuable upon exchange of Exchangeable Notes. The 3,277,752 shares of Common Stock that each Reporting Person is deemed to beneficially own by virtue of having a right to acquire upon exchange of Exchangeable Notes are considered outstanding solely for purposes of calculating each Reporting Person’s percentage of ownership. If the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes were not included in this Schedule 13D, the Reporting Persons’ beneficial ownership of Common Stock would represent 22.0% of the total number of shares of Common Stock outstanding.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock, which includes (i) 4,396,411 shares of Common Stock beneficially owned by the Reporting Persons and (ii) 3,277,752 shares of Common Stock that may be issuable upon exchange of Exchangeable Notes, as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock that may be issuable upon exchange of the Exchangeable Notes.

(c)	Except as set forth on Schedule A attached hereto, there have been no transactions in the shares of Common Stock or Exchangeable Notes during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	No person other than the Reporting Persons and the Accounts is known to have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock or Exchangeable Notes held by the Accounts.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

Joint Filing Agreement

On November 8, 2021, the Reporting Persons entered into a joint filing agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Commitment Letter

On April 26, 2021, CCA, on behalf of its participating clients, entered into the Commitment Letter pursuant to which certain of the Accounts committed to purchase Exchangeable Notes on the Effective Date. On the Effective Date, certain of the Accounts purchased $21,004,816 aggregate principal amount of Exchangeable Notes that may be exchanged into 1,260,289 shares of Common Stock pursuant to the Commitment Letter.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by the terms and conditions of the Commitment Letter, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Registration Rights Agreement

On the Effective Date, the Accounts entered into that certain registration rights agreement (the “Registration Rights Agreement”), by and among the Issuer and each of the other parties thereto, relating to the registration of the resale of Common Stock, including Common Stock issued upon exchange of Exchangeable Notes.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is incorporated herein by reference to Exhibit 10.5 to Issuer’s Current Report on Form 8-K filed with the SEC on November 2, 2021.

Exchangeable Notes

On the Effective Date, the New Notes Issuer issued Exchangeable Notes to the Accounts and other holders of claims. Exchangeable Notes pay cash interest at the rate of 7.0% per annum and mature on November 15, 2028. Exchangeable Notes may be exchanged at any time prior to maturity by the holders at the initial exchange rate, subject to adjustment in the manner set forth in the Exchangeable Notes Indenture, of 60.00 shares of Common Stock for each $1,000 in aggregate principal amount of Exchangeable Notes. At its election, the New Notes Issuer may consummate the exchange in cash, Common Stock or a combination thereof. In addition, Exchangeable Notes may be exchanged by the New Notes Issuer if the volume-weighted average price of the Common Stock has been at least 160% of the exchange price then in effect (x) on the trading day immediately preceding the date on which the New Notes Issuer provides the exchange notice in accordance with Section 15.02 of the Exchangeable Notes Indenture and (y) for at least twenty trading days (whether or not consecutive) during the thirty consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the New Notes Issuer provides the exchange notice. Upon an exchange of Exchangeable Notes by the New Notes Issuer, the exchange price will also include a make whole payment (calculated on the basis of T+50 and capped at 36 months of interest payments) payable in Common Stock or in cash at the option of the New Notes Issuer.

The foregoing description of Exchangeable Notes does not purport to be complete and is qualified in its entirety by the terms, conditions, representations and other provisions with respect to Exchangeable Notes, as set forth in that certain exchangeable notes indenture (the “Exchangeable Notes Indenture”), dated November 1, 2021, which is incorporated herein by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K filed with the SEC on November 2, 2021.

Indemnification Agreement

On November 1, 2021, the director indemnification agreement between Issuer and Jonathan Heller (the “Indemnification Agreement”) became effective.  Pursuant to the Indemnification Agreement, the Issuer has agreed to indemnify Mr. Heller on the same basis as other directors of the Issuer.

The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Form of Director and Officer Indemnification Agreement, which is incorporated herein by reference to Exhibit 10.7 to Issuer’s Current Report on Form 8-K filed with the SEC on November 2, 2021.

To the best knowledge of the Reporting Persons, except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 99.2: Commitment Letter, by and among the Issuer, the Operating Partnership, CCA and other commitment parties thereto, dated as of April 26, 2021.

Exhibit 99.3: Registration Rights Agreement, by and among the Issuer and the other parties thereto and any additional parties identified on the signature pages of any joinder agreement executed and delivered pursuant thereto, dated as of November 1, 2021 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by the Issuer with the SEC on November 2, 2021).

Exhibit 99.4: Exchangeable Notes Indenture, by and among the New Notes Issuer, the guarantors thereto, the Issuer, Wilmington Savings Fund Society, FSB, as trustee and collateral agent, dated as of November 1, 2021 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Issuer with the SEC on November 2, 2021).

Exhibit 99.5: Form of Director and Officer Indemnification Agreement, effective as of November 1, 2021 (incorporated by reference to Exhibit 10.7 to Form 8-K filed by the Issuer with the SEC on November 2, 2021).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2021

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN

/s/ Jonathan M. Heller
JONATHAN M. HELLER

SCHEDULE A

Transactions in the Common Stock of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Common Stock and Exchangeable Notes effected in the past sixty days by the Reporting Persons.

Date	Shares/ Exchangeable Notes	Description

November 1, 2021 November 1, 2021 November 1, 2021	4,396,411 shares of Common Stock $33,624,396 aggregate principal amount of Exchangeable Notes $21,004,816 aggregate principal amount of Exchangeable Notes	Pursuant to the Plan Pursuant to the Exchangeable Notes Election Purchased for cash pursuant to Commitment Letter